Exhibit 12(a)

NEXTERA ENERGY, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS(a)

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(millions of dollars)
Earnings, as defined:
Net Income	$3,005	$2,762	$2,469	$1,677	$1,911
Income taxes	1,383	1,228	1,176	777	692
Fixed charges included in the determination of net income, as below	1,184	1,287	1,331	1,195	1,124
Amortization of capitalized interest	38	40	39	34	25
Distributed income of equity method investees	102	80	33	33	32
Less equity in earnings of equity method investees	148	107	93	25	13
Total earnings, as defined	$5,564	$5,290	$4,955	$3,691	$3,771

Fixed charges, as defined:
Interest expense	$1,093	$1,211	$1,261	$1,121	$1,038
Rental interest factor	66	55	55	47	52
Allowance for borrowed funds used during construction	25	21	15	27	34
Fixed charges included in the determination of net income	1,184	1,287	1,331	1,195	1,124
Capitalized interest	110	100	113	140	155
Total fixed charges, as defined	$1,294	$1,387	$1,444	$1,335	$1,279

Ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends(a)	4.30	3.81	3.43	2.76	2.95
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(a)
NextEra Energy, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.